SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             Venturi Partners, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92330P10
--------------------------------------------------------------------------------
                                 (CUSIP Number)

               MatlinPatterson Global Opportunities Partners L.P.
          MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
              MatlinPatterson Global Opportunities Partners B, L.P.
                       MatlinPatterson Global Advisers LLC
                       MatlinPatterson Global Partners LLC
                      MatlinPatterson Asset Management LLC
                               MatlinPatterson LLC
                                Mark R. Patterson
                                 David J. Matlin
--------------------------------------------------------------------------------
                            (Name of Persons Filing)

                                  Robert Weiss
                               MatlinPatterson LLC
                               520 Madison Avenue
                            New York, New York 10022
                            Telephone: (212) 651-9525
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 2 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Opportunities Partners L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            1,462,499.4
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  1,462,499.4
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,462,499.4
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 3 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Bermuda
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            368,312
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  368,312
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         368,312
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 4 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Opportunities Partners B, L.P.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            35,272
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  35,272
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         35,272
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 5 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Advisers LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            1,462,499.4
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  1,462,499.4
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,462,499.4
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 6 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         David J. Matlin
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            1,462,499.4
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  1,462,499.4
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,462,499.4
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 7 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Mark R. Patterson
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            1,462,499.4
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  1,462,499.4
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,462,499.4
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 8 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Global Partners LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            1,462,499.4
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  1,462,499.4
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,462,499.4
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 9 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson Asset Management LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            1,462,499.4
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  1,462,499.4
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,462,499.4
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                           ---------------------------
  CUSIP No. 92330P10                  13D                  Page 10 of 24 Pages
--------------------------                           ---------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MatlinPatterson LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                         7        SOLE VOTING POWER

                                                  0
  NUMBER OF SHARES                   -------------------------------------------
  BENEFICIALLY OWNED BY                  8        SHARED VOTING POWER
  EACH REPORTING PERSON
  WITH                                            1,462,499.4
                                     -------------------------------------------
                                         9        SOLE DISPOSITIVE POWER

                                                  0
                                     -------------------------------------------
                                         10       SHARED DISPOSITIVE POWER

                                                  1,462,499.4
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,462,499.4
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         HC
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Schedule 13D (this "Schedule 13D") is filed on behalf of (i) MatlinPatterson Global Opportunities Partners L.P. ("Matlin Partners (Delaware)"), MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)") and MatlinPatterson Global Opportunities Partners B, L.P. ("Matlin Partners B"), by virtue of their beneficial ownership of shares of Issuer Common Stock (as defined below) and warrants to purchase shares of Issuer Common Stock ("Warrants"), (ii) MatlinPatterson Global Advisers LLC ("Matlin Advisers"), by virtue of its investment authority over securities held by Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B,
(iii) MatlinPatterson Global Partners LLC ("Matlin Partners"), as general partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B, (iv) MatlinPatterson Asset Management LLC ("Matlin Asset Management"), as the holder of all of the membership interests in Matlin Partners and Matlin Advisers, (v) MatlinPatterson LLC ("MatlinPatterson"), as the holder of all of the membership interests in Matlin Asset Management, and
(vi) Mark Patterson and David Matlin, each as the holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), Matlin Partners B, Matlin Advisers, Matlin Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person").

         Prior to the filing of this Schedule 13D, the Reporting Persons reported their beneficial ownership of Issuer Common Stock jointly with other persons pursuant to a Schedule 13D filed on April 5, 2002 (the "Former Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D, filed on June 5, 2002, Amendment No. 2 to Schedule 13D, filed on July 25, 2002, Amendment No. 3 to Schedule 13D, filed on July 31, 2002 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, filed on August 30, 2002 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, filed on November 20, 2002, Amendment No. 6 to Schedule 13D, filed on March 17, 2003, Amendment No. 7 to Schedule 13D, filed on April 16, 2003, and Amendment No. 8 to Schedule 13D, filed on September 30, 2003. The Former Schedule 13D was originally filed by (i) Credit Suisse First Boston, a Swiss bank, on behalf of itself and its subsidiaries to the extent that they constituted part of the investment banking business of the Credit Suisse First Boston business unit ("CSFB Business Unit"), in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), (ii) CSFB Global Opportunities Partners, L.P., a Delaware limited partnership ("CSFB Partners (Delaware)"), (iii) CSFB Global Opportunities Partners (Bermuda) L.P., a Bermuda exempted limited partnership ("CSFB Partners (Bermuda)"), (iv) Links Partners, L.P., a Bahamian exempted limited partnership ("Links"), (v) Inland Partners, L.P., a Bahamian exempted limited partnership ("Inland"), (vi) Hemisphere Global Opportunities Partners, Ltd., a Bermuda corporation ("Hemisphere Partners"), as general partner of CSFB Partners (Delaware) and CSFB Partners (Bermuda), (vii) Mutual Trust Management (Bermuda) Limited (formerly The Hemisphere Trust Company Limited), a Bermuda licensed trust company ("Mutual Trust"), the trustee of The Hemisphere Global Opportunities Partners Charitable Trust, as the sole shareholder of Hemisphere Partners, (viii) Coryton Management Ltd., a Bahamian corporation ("Coryton"), as general partner of Links and Inland, (ix) Arthur Coady, as director and sole shareholder of Coryton, and (x) Elias Sabo and I. Joseph Massoud, as attorneys-in-fact for each of Links and Inland. Amendment No. 3 added MatlinPatterson, Matlin Asset Management and Matlin Advisers as reporting persons, and reflected the name changes of CSFB Partners (Delaware) and CSFB Partners (Bermuda) to MatlinPatterson Global Opportunities Partners L.P. and MatlinPatterson Global Opportunities Partners (Bermuda) L.P., respectively, and Amendment No. 4 deleted Hemisphere Partners and Mutual Trust as reporting persons and added Matlin Partners as a reporting person.

         The Former Schedule 13D, as amended and supplemented, disclosed that Matlin Partners (Delaware) and Matlin Partners (Bermuda) were parties to an intercreditor agreement dated as of June 5, 2001 (the "Intercreditor Agreement") with Links and Inland, pursuant to which Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland (the "Investors") agreed to vote all shares of capital stock of the Issuer (as defined below), directly or indirectly beneficially owned by them, as unanimously agreed upon by the Investors. Consequently, each Investor may have been deemed to beneficially own the Issuer Common Stock beneficially owned by the other Investors.

         As described below, the Investors terminated the Intercreditor Agreement as of July 15, 2004. This Schedule 13D is being filed on behalf of the Reporting Persons to disclose the termination of the Intercreditor Agreement and the Reporting Persons' beneficial ownership of the Issuer Common Stock after giving effect to such termination. This Schedule 13D also discloses that Matlin Partners (Delaware), Matlin Partners (Bermuda), Links and Inland have entered into a letter agreement granting the Issuer the right to sell shares of the Issuer's preferred stock to them.

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of Venturi Partners, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at Five LakePointe Plaza, 2709 Water Ridge Parkway, 2nd Floor, Charlotte, North Carolina 28217.

     Item 2.  Identity and Background.

     The principal business of Matlin Partners (Delaware), a Delaware limited liability company, is investing in equity and subordinated debt securities of companies. The address of its principal office and principal place of business is 520 Madison Avenue, New York, New York, 10022-4213.

     The principal business of Matlin Partners (Bermuda), a Bermuda exempted limited partnership, is investing in equity and subordinated debt securities of companies. The address of its principal office and principal place of business is c/o Quorum International Limited, Reid House, 31 Church Street, Hamilton, Bermuda.

     The principal business of Matlin Partners B, a Delaware limited liability company, is investing in equity and subordinated debt securities of companies. The address of its principal office and principal place of business is 520 Madison Avenue, New York, New York, 10022-4213.

     The principal business of Matlin Advisers, a Delaware limited liability company, is performing certain investment advisory services on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), pursuant to an Investment Advisory Agreement dated as of May 2, 2001 between Matlin Advisers, Matlin Partners (Delaware) and Matlin Partners (Bermuda). The address of Matlin Advisers' principal business and office is 520 Madison Avenue, New York, New York, 10022-4213.

     The principal business of Matlin Partners, a Delaware limited liability company, is acting as the general partner of Matlin Partners (Delaware) and Matlin Partners (Bermuda). The address of Matlin Partners' principal business and office is 520 Madison Avenue, New York, New York, 10022-4213.

     The principal business of Matlin Asset Management, a Delaware limited liability company, is acting as the managing member of Matlin Advisers. The address of Matlin Asset Management's principal business and office is 520 Madison Avenue, New York, New York, 10022-4213.

     The principal business of MatlinPatterson, a Delaware limited liability company, is acting as the managing member of Matlin Asset Management. The address of MatlinPatterson's principal business and office is 520 Madison Avenue, New York, New York, 10022-4213.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of Matlin Advisers, Matlin Partners, Matlin Asset Management and MatlinPatterson are set forth on Schedules A, B, C and D, respectively, attached hereto, each of which is incorporated by reference herein.

     During the last five years, none of the Reporting Persons, nor, to the best of the knowledge of the Reporting Persons, any of the directors and executive officers named in their respective schedules to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B may be deemed to have acquired beneficial ownership of an aggregate of 1,462,499.4 shares of Issuer Common Stock as a result of the termination of the Intercreditor Agreement as described under Item 6 below.

     As described in the Former Schedule 13D, as amended and supplemented, (i) Matlin Partners (Delaware) initially acquired Warrants to acquire 78,169.42 shares of Issuer Common Stock pursuant to a Second Amended and Restated Credit Agreement dated April 14, 2003 among the Issuer, the subsidiaries of the Issuer from time to time party thereto and the several lenders from time to time party thereto, in partial consideration for the forgiveness of indebtedness of the Issuer under a then-existing credit agreement, and (ii) Matlin Partners (Delaware) initially acquired 231,198 shares of Issuer Common Stock, 288,283 shares of the Issuer's Series B Convertible Participating Preferred Stock (the "Issuer Preferred Stock") and $870,219.38 in cash in exchange for $30,268,500 aggregate principal amount of the Issuer's 5 3/4% Convertible Subordinated Notes due July 2004 (the "Notes") pursuant to a Restructuring Agreement dated as of March 14, 2003 among Matlin Partners (Delaware), Links, Inland, certain other holders of Notes, the Issuer and certain subsidiaries of the Issuer. On September 26, 2003, all of the Issuer Preferred Stock acquired by Matlin Partners (Delaware) was automatically converted into 1,153,132 shares of Issuer Common Stock. The foregoing numbers of shares of Issuer Common Stock gives effect to a 1-for-25 reverse split of the Issuer Common Stock that occurred on August 5, 2003.

     Item 4.  Purpose of Transaction.

     Matlin Partners (Delaware), Matlin Partners (Bermuda) and Matlin Partners B acquired the shares of Issuer Common Stock and the Warrants for general investment purposes. None of the Reporting Persons have any current plans to dispose of the shares of Issuer Common Stock or Warrants. However, the Reporting Persons may in the future dispose of shares of Issuer Common Stock or Warrants in the market, in privately negotiated transactions or otherwise. In addition, the Reporting Persons reserve the right to acquire additional shares of Issuer Common Stock or securities of the Issuer convertible into, or exercisable or exchangeable for, shares of Issuer Common Stock, through open market purchases, in privately negotiated transactions or otherwise.

     Each of the Reporting Persons intends continuously to review its investment in the Issuer, and may in the future determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the businesses of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Schedule 13D, including, without limitation, with respect to the Letter Agreement described in Item 6 below, the Reporting Persons have no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated above.

     Item 5.  Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock are as follows:

         (i) As of the date hereof, the Reporting Persons' interests in Issuer Common Stock in the aggregate are as follows: Matlin Partners (Delaware), MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Partners, Mark Patterson and David Matlin in the aggregate beneficially own or may be deemed to beneficially own 1,462,499.4 shares of Issuer Common Stock consisting of (A) 1,384,330 shares of Issuer Common Stock and (B) Warrants to purchase 78,169.42 shares of Issuer Common Stock. The 1,462,499.4 shares of Issuer Common Stock represent beneficial ownership of approximately 23.7% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by the Issuer in its report on Form 10-Q filed on May 11, 2004 and assuming exercise of the Warrants directly beneficially owned by the Reporting Persons). Matlin Partners (Bermuda) and Matlin Partners B may be deemed to be an indirect beneficial owner of certain of the Issuer Common Stock as described in paragraphs (iii) and (iv) of this Item 5(a).

         (ii) As of the date hereof, Matlin Partners (Delaware) is the direct beneficial owner of 1,462,499.4 shares of Issuer Common Stock consisting of (A) 1,384,330 shares of Issuer Common Stock and (B) Warrants to purchase 78,169.42 shares of Issuer Common Stock. The 1,462,499.4 shares of Issuer Common Stock represent beneficial ownership of approximately 23.7% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by the Issuer in its report on Form 10-Q filed on May 11, 2004 and assuming exercise of the Warrants directly beneficially owned by Matlin Partners (Delaware)).

         (iii) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have entered into a Participation Agreement (the "Bermuda Participation Agreement") dated as of May 15, 2001. Pursuant to such agreement, Matlin Partners (Bermuda) holds a participation interest in its pro rata share of the right, title and interest in the Issuer Common Stock beneficially owned by Matlin Partners (Delaware). Matlin Partners (Bermuda)'s pro rata share currently yields a participation interest equal to 368,812 shares of Issuer Common Stock consisting of (A) 349,108 shares of Issuer Common Stock and (B) Warrants to purchase 19,713 shares of Issuer Common Stock. By reason of such relationship, Matlin Partners (Bermuda) may be deemed to share voting and dispositive power over 368,812 shares owned by Matlin Partners (Delaware). The 368,812 shares of Issuer Common Stock represent beneficial ownership of approximately 6.0% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by the Issuer in its report on Form 10-Q filed on May 11, 2004 and assuming exercise of the Warrants in which Matlin Partners (Bermuda) has a participation interest).

         (iv) Matlin Partners (Delaware) and Matlin Partners B have entered into a Participation Agreement (the "B Participation Agreement") dated as of July 16, 2002. Pursuant to such agreement, Matlin Partners B holds a participation interest in its pro rata share of the right, title and interest in the Issuer Common Stock beneficially owned by Matlin Partners (Delaware). Matlin Partners B's participation interest equals 35,272 shares of Issuer Common Stock consisting of (A) 33,385 shares of Issuer Common Stock and (B) Warrants to purchase 1,887 shares of Issuer Common Stock. By reason of such relationship, Matlin Partners B may be deemed to share voting and dispositive power over 35,272 shares owned by Matlin Partners (Delaware). The 35,272 shares of Issuer Common Stock represent beneficial ownership of approximately 0.6% of the issued and outstanding shares of Issuer Common Stock (based on 6,089,938 shares of Issuer Common Stock issued and outstanding as reported by the Issuer in its report on Form 10-Q filed on May 11, 2004 and assuming exercise of the Warrants in which Matlin Partners B has a participation interest).

         (v) Matlin Partners serves as General Partner of Matlin Partners (Delaware). By reason of such relationship, Matlin Partners may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware).

         (vi) Matlin Advisers serves as investment advisor to Matlin Partners (Delaware). By reason of such relationship, Matlin Advisers may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware).

         (vii) Matlin Asset Management is the holder of all of the membership interests in Matlin Partners and Matlin Advisers. By reason of such relationship, Matlin Asset Management may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware).

         (viii) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware).

         (ix) Mark Patterson and David Matlin are each the holder of 50% of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware).

         The filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons other than Matlin Partners (Delaware) that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Issuer Common Stock owned by Matlin Partners (Delaware).

     (b) No transactions in Issuer Common Stock have been effected during the past 60 days by the Reporting Persons or, to the best of the knowledge of the Reporting Persons, the directors and executive officers named in their respective schedules to this Statement.

     (c) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock beneficially owned by the Reporting Persons.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         (a) The Investors were parties to the Intercreditor Agreement, pursuant to which the Investors agreed, among other things, to vote all shares of the Issuer's capital stock directly or indirectly beneficially owned by them as unanimously agreed upon by the Investors. In addition, the Intercreditor Agreement provided that no Investor would sell or otherwise transfer any of its Notes or shares of the Issuer's capital stock to any person (other than to another Investor) except pursuant to Section 5 of the Intercreditor Agreement, which provided each Investor with certain rights of first refusal and co-sale rights. The Intercreditor Agreement is incorporated by reference as Exhibit 2 to this Statement, and the foregoing summary of the terms of the Intercreditor Agreement is qualified in its entirety by reference to the full text of such Exhibit.

         In a letter dated July 15, 2004, the Investors agreed to terminate the Intercreditor Agreement as of such date. Such letter is incorporated by reference as Exhibit 3 to this Statement, and the foregoing summary of such letter is qualified in its entirety by reference to the full text of such Exhibit.

         (b) The Investors and the Issuer entered into a letter agreement dated July 19, 2004 (the "Letter Agreement"), pursuant to which the Investors committed, severally and not jointly, promptly upon written notice from the Issuer to purchase, and granted the Issuer the right to sell to the Investors, an aggregate of $6,500,000 of a new issue of preferred stock of the Issuer (the "New Preferred Stock"). The amounts of the Investors' commitments are as follows:

         Investor                                   Commitment
         ------------------------------------       ----------
         Matlin Partners (Delaware)                 $3,707,955
         Matlin Partners (Bermuda)                   1,292,045
         Links                                         750,000
         Inland                                        750,000


     The designations and preferences of the New Preferred Stock are set forth in Exhibit A to the Letter Agreement, and, if the Issuer exercises its option to put the New Preferred Stock to the Investors, the Investors' purchase of the New Preferred Stock will be in accordance with a subscription agreement set forth in Exhibit B to the Letter Agreement. In consideration of the Investors' grant to the Issuer of such option, each Investor will be entitled to receive a warrant to purchase, at a nominal price per share, a certain number of shares of Issuer Common Stock, the number of which will vary in accordance with the number of shares of New Preferred Stock put to the Investors, all in accordance with terms that the Issuer and the Investors shall, in good faith, establish no later than August 9, 2004. The Issuer's option to put the New Preferred Stock to the Investors will expire on October 31, 2004.

     The foregoing summary of the Letter Agreement is qualified in its entirety by reference to Exhibit 4, which is hereby incorporated by reference.

     Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Joint Filing Agreement, dated as of July 27, 2004, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., Mark Patterson and David Matlin.

     Exhibit 2: Intercreditor Agreement, dated as of June 5, 2001, by and among Links Partners, LP, Inland Partners, LP, MatlinPatterson Global Opportunities Partners, L.P. (as successor to CSFB Global Opportunities Partners, L.P.) and MatlinPatterson Global Opportunities Partners (Bermuda), L.P. (as successor to CSFB Global Opportunities Partners (Bermuda), L.P.). (Incorporated by reference to Exhibit 1 to the Schedule 13D filed on April 5, 2002 by CSFB Global Opportunities Partners, L.P., CSFB Global Opportunities Partners (Bermuda), L.P., Hemisphere Global Opportunities Partners, Ltd., The Hemisphere Trust Company Limited, Links Partners, LP, Inland Partners, LP, Coryton Management Ltd., Arthur Coady, Elias Sabo, I. Joseph Massoud and Credit Suisse First Boston, on behalf of the investment banking business of the Credit Suisse First Boston business unit.)

     Exhibit 3: Letter Regarding Termination of Intercreditor Agreement, dated as of July 15, 2004, by and among Links Partners, LP, Inland Partners, LP, MatlinPatterson Global Opportunities Partners, L.P. and MatlinPatterson Global Opportunities Partners (Bermuda), L.P.

     Exhibit 4: Letter Agreement dated as of July 19, 2004 among Venturi Partners, Inc., MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., Links Partners, LP and Inland Partners, LP.

                                    * * * * *

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 27, 2004

                                         MATLINPATTERSON LLC


                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Member


                                         MATLINPATTERSON ASSET MANAGEMENT LLC

                                         By: MatlinPatterson LLC, its manager


                                             By: /s/ MARK R. PATTERSON
                                                 -------------------------------
                                                 Name:  Mark R. Patterson
                                                 Title: Member


                                         MATLINPATTERSON GLOBAL ADVISERS LLC


                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Chairman


                                         MATLINPATTERSON GLOBAL PARTNERS LLC


                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------
                                             Name:  Mark R. Patterson
                                             Title: Director


                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS L.P.

                                         By: MatlinPatterson Global Partners LLC


                                             By: /s/ MARK R. PATTERSON
                                                 -------------------------------
                                                 Name:  Mark R. Patterson
                                                 Title: Director

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS (BERMUDA) L.P.

                                         By: MatlinPatterson Global Partners LLC


                                             By: /s/ MARK R. PATTERSON
                                                 -------------------------------
                                                 Name:  Mark R. Patterson
                                                 Title: Director


                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS B, L.P.

                                         By: MatlinPatterson Global Partners LLC


                                             By: /s/ MARK R. PATTERSON
                                                 -------------------------------
                                                 Name:  Mark R. Patterson
                                                 Title: Director


                                         DAVID J. MATLIN


                                         By: /s/ DAVID J. MATLIN
                                             -----------------------------------


                                         MARK R. PATTERSON


                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF MATLIN ADVISERS



         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Matlin Advisers. The business address of Matlin Advisers is 520 Madison Avenue, New York, New York 10022-4213.

--------------------------------------------------------------------------------------------------------
Name                   Business Address                      Title and Present Principal     Citizenship
                                                             Occupation
--------------------------------------------------------------------------------------------------------
David J. Matlin        520 Madison Avenue                    Director                        USA
                       New York, New York 10022-4213
--------------------------------------------------------------------------------------------------------
Mark R. Patterson      520 Madison Avenue                    Director                        USA
                       New York, New York 10022-4213
--------------------------------------------------------------------------------------------------------

                                   SCHEDULE B

               DIRECTORS AND EXECUTIVE OFFICERS OF MATLIN PARTNERS



         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Matlin Partners. The business address of Matlin Partners is 520 Madison Avenue, New York, New York 10022-4213.

--------------------------------------------------------------------------------------------------------
Name                   Business Address                      Title and Present Principal     Citizenship
                                                             Occupation
--------------------------------------------------------------------------------------------------------
David J. Matlin        520 Madison Avenue                    Director                        USA
                       New York, New York 10022-4213
--------------------------------------------------------------------------------------------------------
Mark R. Patterson      520 Madison Avenue                    Director                        USA
                       New York, New York 10022-4213
--------------------------------------------------------------------------------------------------------

                                   SCHEDULE C

           DIRECTORS AND EXECUTIVE OFFICERS OF MATLIN ASSET MANAGEMENT



         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of Matlin Asset Management. The business address of Matlin Asset Management is 520 Madison Avenue, New York, New York 10022-4213.

--------------------------------------------------------------------------------------------------------
Name                   Business Address                      Title and Present Principal     Citizenship
                                                             Occupation
--------------------------------------------------------------------------------------------------------
David J. Matlin        520 Madison Avenue                    Director                        USA
                       New York, New York 10022-4213
--------------------------------------------------------------------------------------------------------
Mark R. Patterson      520 Madison Avenue                    Director                        USA
                       New York, New York 10022-4213
--------------------------------------------------------------------------------------------------------

                                   SCHEDULE D

               DIRECTORS AND EXECUTIVE OFFICERS OF MATLINPATTERSON



         The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of MatlinPatterson. The business address of MatlinPatterson is 520 Madison Avenue, New York, New York 10022-4213.

--------------------------------------------------------------------------------------------------------
Name                   Business Address                      Title and Present Principal     Citizenship
                                                             Occupation
--------------------------------------------------------------------------------------------------------
David J. Matlin        520 Madison Avenue                    Director                        USA
                       New York, New York 10022-4213
--------------------------------------------------------------------------------------------------------
Mark R. Patterson      520 Madison Avenue                    Director                        USA
                       New York, New York 10022-4213
--------------------------------------------------------------------------------------------------------

                                                                       Exhibit 1
                                                                       ---------

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P., David Matlin and Mark Patterson, on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.01 per share, of Venturi Partners, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 27th day of July 2004.


                                          MATLINPATTERSON LLC


                                          By: /s/ MARK R. PATTERSON
                                              ----------------------------------
                                              Name:  Mark R. Patterson
                                              Title: Member


                                          MATLINPATTERSON ASSET MANAGEMENT LLC

                                          By: MatlinPatterson LLC, its manager


                                              By: /s/ MARK R. PATTERSON
                                                  ------------------------------
                                                  Name:  Mark R. Patterson
                                                  Title: Member


                                          MATLINPATTERSON GLOBAL ADVISERS LLC


                                          By: /s/ MARK R. PATTERSON
                                              ----------------------------------
                                              Name:  Mark R. Patterson
                                              Title: Chairman


                                          MATLINPATTERSON GLOBAL PARTNERS LLC


                                          By: /s/ MARK R. PATTERSON
                                              ----------------------------------
                                              Name:  Mark R. Patterson
                                              Title: Director

                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS L.P.

                                         By: MatlinPatterson Global Partners LLC


                                             By: /s/ MARK R. PATTERSON
                                                 -------------------------------
                                                 Name:  Mark R. Patterson
                                                 Title: Director


                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS (BERMUDA) L.P.

                                         By: MatlinPatterson Global Partners LLC


                                             By: /s/ MARK R. PATTERSON
                                                 -------------------------------
                                                 Name:  Mark R. Patterson
                                                 Title: Director


                                         MATLINPATTERSON GLOBAL OPPORTUNITIES
                                         PARTNERS B, L.P.

                                         By: MatlinPatterson Global Partners LLC


                                             By: /s/ MARK R. PATTERSON
                                                 -------------------------------
                                                 Name:  Mark R. Patterson
                                                 Title: Director


                                         DAVID J. MATLIN


                                         By: /s/ DAVID J. MATLIN
                                             -----------------------------------


                                         MARK R. PATTERSON


                                         By: /s/ MARK R. PATTERSON
                                             -----------------------------------

                                                                       Exhibit 3
                                                                       ---------


                               Links Partners, LP
                               Inland Partners, LP
                           61 Wilton Avenue, 2nd Floor
                           Westport, Connecticut 06880
                                 (203) 221-8253




July 15, 2004


VIA FACSIMILE AND
FIRST CLASS MAIL

MatlinPatterson Global Opportunities               Dewey Ballantine LLP
   Partners, L.P.                                  1301 Avenue of the Americas
or MatlinPatterson Global Opportunities            New York, New York  10019
   Partners (Bermuda), L.P.                        Facsimile:  (212) 259-6333
c/o Hemisphere House                               Attention:  Gregory M. Owens
Nine Church Street P.P. Box HM 951
Hamilton HM11
Hamilton, Bermuda
Facsimile:  (441) 295-9166
Attention:  Marty Brandt

MatlinPatterson Global Opportunities
   Advisers, LLC
11 Madison Avenue
New York, New York  10010
Facsimile:  (212) 593-5955
Attention:  Donna P. Alderman

Ladies and Gentlemen:

         Reference is hereby made to that certain Intercreditor Agreement, dated as of June 5, 2001 (the "Intercreditor Agreement"), by and among Links Partners, LP, Inland Partners, LP, MatlinPatterson Global Opportunities Partners, L.P. (f/k/a CSFB Global Opportunities Partners, L.P.) and MatlinPatterson Global Opportunities Partners (Bermuda), L.P. (f/k/a CSFB Global Opportunities Partners (Bermuda), L.P. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Intercreditor Agreement.

         Pursuant to paragraph 9 of the Intercreditor Agreement, the Investors hereby mutually agree to terminate the Intercreditor Agreement effective as of the date hereof.

         Please indicate your agreement to the foregoing by executing this letter where indicated and returning it to my attention at the address indicated above.

                                             Very truly yours,

                                             INLAND PARTNERS, LP

                                             By:  Coryton Management Ltd.



                                             By: /s/ ELIAS J. SABO
                                                 -------------------------------
                                                 Name:  Elias J. Sabo
                                                 Title: Attorney-in-fact


                                             LINKS PARTNERS, LP

                                             By:  Coryton Management Ltd.



                                             By: /s/ ELIAS J. SABO
                                                 -------------------------------
                                                 Name:  Elias J. Sabo
                                                 Title: Attorney-in-fact



Agreed and Accepted
this 15th day of July, 2004


MATLINPATTERSON GLOBAL OPPORTUNITIES
  PARTNERS, L.P.

By: MatlinPatterson Global Advisers LLC, as investment adviser

By: /s/ ROBERT WEISS
    ------------------------------


MATLINPATTERSON GLOBAL OPPORTUNITIES
  PARTNERS (BERMUDA), L.P.

By: MatlinPatterson Global Advisers LLC, as investment adviser

By: /s/ ROBERT WEISS
    ------------------------------

                                                                       Exhibit 4
                                                                       ---------




                                  July 19, 2004


Mr. Larry Enterline
President and CEO
Venturi Partners, Inc.
2709 Water Ridge Parkway, 2nd Floor
Charlotte, North Carolina  28217-4538

                  Re:      Preferred Stock

Dear Larry:

         Venturi Partners, Inc. (the "Company") is in the process of finalizing two strategic transactions for the Company, and a condition for entering into one of those transactions is the binding commitment of a party or parties to purchase up to seven million dollars ($7,000,000) worth of a new issue of preferred stock with the designations and preferences set forth in Exhibit A hereto (the "Preferred Stock"), such purchase to be according to the terms and conditions set forth in the Subscription Agreement set forth in Exhibit B hereto (the "Subscription Agreement").

         This letter is to confirm our binding commitment to purchase Preferred Stock from the Company, severally and not jointly, promptly upon written notice from the Company in the ratio of up to $5,500,000 in liquidation value of Preferred Stock by MatlinPatterson Global Opportunities Partners L.P. together with MatlinPatterson Global Opportunities Partners (Bermuda) L.P., up to $750,000 in liquidation value of Preferred Stock by Inland Partners, L.P. and up to $750,000 in liquidation value of Preferred Stock by Links Partners, L.P. at any time in accordance with the terms of the Subscription Agreement. In the event that the Company exercises this option to put to each of us any or all of the Preferred Stock which we hereby commit to purchase, and in consideration of our purchase of Preferred Stock, we each shall be entitled to a warrant to purchase, at an nominal price per share, a certain number of shares of Company common stock, the number of which will vary in accordance with the number of shares of Preferred Stock put to us hereunder, all in accordance with terms that the Company and we shall, in good faith, established no later than August 9, 2004. The Company's option to compel us to purchase Preferred Stock will expire on October 31, 2004.

July 23, 2004
Page 2



         This letter agreement shall be governed by the laws of the State of New York without regard to any otherwise applicable conflict of laws rules.

                                        Sincerely yours,

MATLINPATTERSON GLOBAL                         MATLINPATTERSON GLOBAL
OPPORTUNITIES PARTNERS, L.P.                   OPPORTUNITIES PARTNERS
                                               (BERMUDA), L.P.

By: MatlinPatterson Global                     By: MatlinPatterson Global
    Advisors LLC                                   Advisors LLC

/s/ ROBERT H. WEISS                            /s/ ROBERT H. WEISS
---------------------------------              ---------------------------------
Name:  Robert H. Weiss                         Name:  Robert H. Weiss
Title: General Counsel                         Title: General Counsel


INLAND PARTNERS, L.P.                          LINKS PARTNERS, L.P.



/s/ ELIAS J. SABO                              /s/ ELIAS J. SABO
---------------------------------              ---------------------------------
Name:  Elias J. Sabo                           Name:  Elias J. Sabo
Title: Attorney-in-fact                        Title: Attorney-in-fact



ACKNOWLEDGED AND AGREED:
-----------------------

Venturi Partners, Inc.



/s/ LARRY ENTERLINE
---------------------------------
Name:  Larry Enterline
Title: President and CEO